

Mail Stop 3030

February 24, 2009

VIA U.S. MAIL and FACSIMILE (818) 780-6677

Derrick Romine
Chief Financial Officer
Cardo Medical, Inc.
8899 Beverly Blvd., Suite 619
Los Angeles, CA 90048

> **Re:** **Form 10-K for the fiscal year ended June 30, 2008**
> **Filed September 29, 2008**
> **File No. 000-21419**

Dear Mr. Romine:

We have reviewed your response dated January 30, 2009 and related filings and have the following comments. We have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting. Specifically, we have reviewed your filing to determine if you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulations S-K. Where indicated, we think you should revise your document in response to these comments, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the fiscal year ended June 30, 2008 filed on February 2, 2009

Item 9A(T) Controls and Procedures, page 3

1.   We note that in your amended 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated December 23, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

2.   Please revise the language used in your disclosure concerning changes in your internal control over financial reporting to indicate whether there was _any_ change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in amended Item 308(c) of Regulation S-K.

Exhibit 31.1, 31.2 and 32

3.   Please revise to include the certifications of your chief executive officer and chief financial officer as a separate exhibit to your Form 10-K/A, as required by Item 601(b)(31) of Regulation S-K rather than within the 10-K/A document.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3671 if you have questions.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant